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                                                  Filed by Wells Fargo & Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                          Subject company: Wells Fargo & Company
                                                   Commission File No. 001-02979



On February 4, 2000, Wells Fargo & Company issued the following press release:


              1st Choice Financial Corp. and Wells Fargo & Company
                          announce definitive agreement


DENVER, February 4, 2000 - Wells Fargo & Company (NYSE:WFC) and 1st Choice Financial Corp. announced today they have signed a definitive agreement for Wells Fargo to acquire 1st Choice. 1st Choice is a privately held bank holding company which owns 1st Choice Bank with seven locations in northern Colorado. Wells Fargo has eight banking stores in northern Colorado under the Norwest Bank name.

"We chose to partner with Norwest and Wells Fargo because they share our community banking philosophy which starts with local management and local decision-making. This partnership is good for our shareholders, good for our customers and good for our employees," said Darrell D. McAllister, founder and chief executive officer of 1st Choice. "For our shareholders, they'll get stock as an investment, a stock that has performed well in the past. Our employees will have virtually unlimited opportunities for growth and our customers will have access to an expanded product line delivered to them when, where and how they want."

"I can't think of a better partner than 1st Choice to help us strengthen our position in northern Colorado," said John Nelson, group executive vice president and head of Wells Fargo in Colorado. "The 1st Choice team has a great reputation that they've earned by serving their customers well. We look forward to welcoming them to Wells Fargo."

Headquartered in Greeley, Colo., 1st Choice has more than $410 million in assets. 1st Choice Bank has seven locations in Weld and Larimer counties, including banking stores in Fort Collins, Greeley, Loveland and Windsor.

The companies expect to complete the merger in the second quarter of this year, pending approval from banking regulators and 1st Choice shareholders.

1st Choice's Founder and Chief Executive Officer Darrell McAllister will join Wells Fargo when the merger is complete. 1st Choice will eventually convert to Wells Fargo's computer systems and change its name to Wells Fargo, but a definite date for that has not yet been determined.

Wells Fargo & Company is a $218 billion diversified financial services company providing banking, insurance, investments, mortgage and consumer finance through about 6,000 stores, the Internet and other distribution channels across North America, including all 50 states, and elsewhere internationally. In Colorado, Wells Fargo has more than 100 Norwest banking stores and 16 Wells Fargo banking stores. Wells Fargo also serves customers in Colorado through Norwest Investment Services (33 stores), Norwest Investment Management & Trust (eight), and Norwest Mortgage (45).

                                      # # #
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This news release may be deemed to be offering materials of Wells Fargo &
Company in connection with Wells Fargo's proposed acquisition of 1st Choice Financial Corp. through the merger of a wholly-owned subsidiary of Wells Fargo with and into 1st Choice upon the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, dated as of February 3, 2000, by and between Wells Fargo and 1st Choice (the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission (SEC).

1st Choice and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: David J. Calvin, Bruce Deifik, Sue A. Foster, W. West Foster, Patty Gates, Robert Hinderaker, William H. Lacock, Darrell D. McAllister, Carroll D. Miller, Jocelyn Pring, John R. Puma, Michael K. Sanders, Marsha Sword, William J. Sanders, William J. Warren, Daniel L. White and John Zurbrigen. Of these directors and executive officers, David J. Calvin, Bruce Deifik, and Carroll D. Miller may be deemed beneficial owners of approximately 950,722 shares of 1st Choice's common stock (constituting approximately 29.1% of the outstanding shares). As of October 31, 1999, none of the other persons listed above owns more than 5% of the outstanding shares of 1st Choice's common stock. In addition, in connection with the Merger, Darrell D. McAllister has entered into an employment/non-compete agreement, and Robert Hinderaker has entered into a non-compete agreement.

Shareholders of 1st Choice and other investors are urged to read the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by Wells Fargo with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement-prospectus will be available for free, both on the SEC's web site (www.sec.gov) and from 1st Choice's and Wells Fargo's respective corporate secretaries, as follows:

             1st Choice:                          Wells Fargo:
         Corporate Secretary                  Corporate Secretary
      1st Choice Financial Corp.             Wells Fargo & Company
        5801 West 11th Street                    MAC N9305-173
          Greeley, CO 80634                   Sixth and Marquette
            (970) 356-7700                   Minneapolis, MN 55479
                                                 (612) 667-8655